UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kirkland’s, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

497498105
(CUSIP Number)

Adrianne Lee, Chief Financial & Administrative Officer
c/o Beyond, Inc.
799 W. Coliseum Way
Midvale, Utah 84047
(801) 947-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497498105	13D	Page 1 of 6 pages
1	NAMES OF REPORTING PERSONS
Beyond, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,609,215

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,609,215

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,215

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 497498105	13D	Page 2 of 6 pages
Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, no par value (the “Common Stock”), of Kirkland’s, Inc., a Tennessee corporation (the “Issuer”), whose principal executive office is located at 5310 Maryland Way, Brentwood, Tennessee.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Beyond, Inc. (the “Reporting Person”), a Delaware corporation. The business address of the Reporting Person is 799 W. Coliseum Way, Midvale, Utah 8407. The Reporting Person is a publicly traded company e-commerce company that owns the Bed Bath & Beyond brand among several others.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Convertible Note (as defined below) for aggregate consideration of $8.5 million in connection with the entry into the Credit Agreement (as defined below) with the Issuer. The Reporting Person used funds from its working capital to fund the acquisition of the Convertible Note.

Item 4.	Purpose of Transaction.

Pursuant to a secured Term Loan Credit Agreement, dated October 21, 2024 (the “Credit Agreement”), the Reporting Person agreed provide $17 million in debt financing to the Issuer, including an $8.5 million promissory note (the “Promissory Note”) and a $8.5 million convertible note (the “Convertible Note” and, together with the Promissory Note, the “Loan”). The Loan is secured by the Issuer’s assets and second in priority behind Bank of America’s existing loan to the Issuer. A portion of the Convertible Note (plus accrued interest) can be converted into Common Stock at a conversion price of $1.85 per share in an amount not to exceed 2,609,215 shares at the Reporting Person’s election prior to obtaining the Issuer’s stockholder approval of the Subscription Agreement (as defined below), and the full amount of the Convertible Note will automatically convert upon obtaining such stockholder approval.

The Credit Agreement is subject to customary affirmative covenants and negative covenants as well as financial covenants.

The Reporting Person and the Issuer also entered into a Subscription Agreement, dated as of October 21, 2024, pursuant to which the Reporting Person has also agreed to purchase 4,324,324 shares of Common Stock at a price of $1.85 per share, subject to receiving approval of the Issuer’s stockholders.

CUSIP No. 497498105	13D	Page 3 of 6 pages
In connection with the foregoing transactions, the Reporting Person and the Issuer entered into an Investor Rights Agreement, dated as of October 21, 2024. The Investor Rights Agreement provides that, upon obtaining the Issuer’s stockholder approval of the share issuance, the Reporting Person will have the right to designate two persons for appointment to Issuer’s board of directors (the “Board”) as independent directors to replace two current members of the Board. The Reporting Person will also have the right to appoint one individual as a non-voting observer to the Board. The Investor Rights Agreement also provides the Reporting Person with customary registration rights, including shelf and piggyback registration rights, with respect to any shares of Common Stock it acquires upon conversion of the Convertible Note our pursuant to the Subscription Agreement. Finally, the Investor Rights Agreement includes certain standstill and voting provisions, pursuant to which the Reporting Person has agreed during the Standstill Period (as defined in the Investor Rights Agreement) to (i) vote all of its shares of Common Stock in accordance with the recommendation of the Board with respect to any matter brought before a meeting of the Issuer’s stockholders, and (ii) not to take any action that would have the purpose or effect of changing the control or management of the Issuer, in each case subject to certain exceptions.

The foregoing descriptions of the Credit Agreement, the Subscription Agreement and the Investor Rights Agreement are not complete and are qualified in their entirety by the full texts of such agreements, each of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may retain or sell all or a portion of its securities the Issuer in the open market or in privately negotiated transactions. In addition, subject to the terms of the Investor Rights Agreement, the Reporting Person may acquire additional securities of the Issuer and may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 497498105	13D	Page 4 of 6 pages
To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 2,609,215

•	Percent of Class: 19.9%

•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 2,609,215

o	Shared power to vote: 0

o	Sole power to dispose or direct the disposition of: 2,609,215

o	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 2,609,215 shares of Common Stock currently issuable upon the conversion of the Convertible Note, based upon 13,111,638 shares of Common Stock outstanding as of August 29, 2024 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on September 5, 2024. This amount excludes 1,985,379 shares of Common Stock underlying the Convertible Notes and 4,324,324 shares of Common Stock that will be issuable pursuant to the Subscription Agreement upon obtaining the Issuer’s stockholder approval.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 497498105	13D	Page 5 of 6 pages
Item 4 above summarizes certain provisions of the Credit Agreement, the Subscription Agreement and the Investor Rights Agreement and is incorporated herein by reference. Copies of each of the agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1
Term Loan Credit Agreement, dated as of October 21, 2024, by and between Kirkland’s Stores, Inc., as Lead Borrower, the Borrowers named therein, the Guarantors named therein, Beyond, Inc., as Administrative Agent and Collateral Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 21, 2024).

2	Subscription Agreement, dated as of October 21, 2024, by and between Kirkland’s, Inc. and Beyond, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 21, 2024).
3	Investor Rights Agreement, dated as of October 21, 2024, by and between Kirkland’s, Inc. Beyond, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 21, 2024).

CUSIP No. 497498105	13D	Page 6 of 6 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024	Beyond, Inc.

	By:	/s/ Adrianne B. Lee
Name: Adrianne Lee
Title: Chief Financial & Administrative Officer